UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

TRUSTFEED CORP.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

000-56555

(Commission File No.)

86-1006313

(IRS Employer Identification No.)

10940 Wilshire Boulevard, Suite 705

Los Angeles, CA

(213) 616-0011

(Address and Telephone Number of Registrant)

Approximate Date of Mailing: February 2, 2024

TRUSTFEED CORP.

10940 Wilshire Boulevard, Suite 705

Los Angeles, CA

Information Statement Pursuant to Section 14(F) of the

Securities Exchange Act of 1934 And

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

January 29, 2024

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRUSTFEED CORP.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Trustfeed Corp., a Nevada corporation, pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the transactions contemplated by that certain Stock Purchase Agreement, dated December 29, 2023, whereby Fastbase, Inc. (“Fastbase”), the record and beneficial owner of (i) 90,437,591 shares of the common stock, par value $0.001 per share (the “Common Stock”) of the “Company, representing approximately 83% of the Company’s issued and outstanding Common Stock (the “Common Shares”), and (ii) 500,000 shares of the Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the “Preferred Stock”), representing 100% of the Company’s issued and outstanding shares of Preferred Stock (the “Preferred Shares” and, with the Common Shares, the “Transferred Shares”), sold the Transferred Shares to CWR 1, LLC, a Delaware limited liability Company (“CWR”) for aggregate consideration of $350,000 (collectively referred to as the “Transaction”).

Except as otherwise indicated by the context, references in this report to “Company”, “we,” “us” and “our” are references to Trustfeed Corp.

In accordance with the Stock Purchase Agreement and the transactions contemplated thereby, effective as of December 29, 2023, (a) Rasmus Refer, the Company’s Chief Executive Officer (principal executive officer, principal accounting officer and principal financial officer) and Chairman and sole member of the Company’s Board of Directors (the “Board”), resigned from all officer and employment positions with the Company and its subsidiaries, and (b) subject to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, Mr. Refer resigned as a director of the Company. Mr. Refer did not have any disagreements with the Company regarding the operations, policies or practices of the Company.

Also as of December 29, 2023, the size of the Board was increased from one director to two directors and Brett Rosen was appointed as a director to fill the vacancy, to serve as director until the next annual meeting of stockholders of the Company, subject to his prior resignation or removal, and until his successor is duly elected and qualified and (b) Mr. Rosen was appointed President, Chief Financial Officer, Secretary and Treasurer of the Company. Effective as of the expiration of the ten day period following the mailing of this information statement required by Rule 14f-1 under the Exchange Act, Mr. Refer will resign as a director of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders. Accordingly, the resulting change in a majority of our directors will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be available to our stockholders of record at January 29, 2024, on or about the date first shown above.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors following the completion of the Transaction.

CHANGE IN CONTROL

Upon the consummation of the Transaction on December 29, 2023, the Company experienced a change in control. The Transaction and related transactions have the following consequences:

●	We expanded the Board to two members and appointed one new director who is an affiliate of CWR;

●	Subject to the filing of this Information Statement and Rule 14f-1, our sole existing director will resign;

●	Our Chief Executive Officer (principal executive officer, principal accounting officer and principal financial officer) and Chairman of the Board resigned from his officer and employment positions with the Company and its subsidiaries;

●	An officer of CWR was appointed as our sole executive officer; and

●	New management anticipates entering into a future transaction involving the Company, which could result in the acquisition of one or more businesses, companies or asset classes, including but not limited to intellectual property assets and that may currently be owned by affiliates of management. The Company’s new management will be evaluating the Company’s existing business as part of these possible future transactions.

VOTING SECURITIES

We are authorized to issue 295,000,000 shares of our Common Stock, $0.001 par value. Each share of our common stock is entitled to one vote per share for all purposes. All shares of common stock have equal voting rights, and voting rights are not cumulative. As of December 29, 2023, at the consummation of the Transaction, there were effectively 109,138,049 shares of our common stock issued and outstanding. The intended change of the composition of our Board in connection with the Transaction is not subject to a stockholder vote.

We are also authorized to issue 500,000 shares of preferred stock, $0.001 par value, of which the Company has designated 500,000 shares as Series A Preferred Stock (the “Series A Preferred Stock”). Each share of our Series A Preferred Stock is entitled to twenty votes per share for all purposes. As of December 29, 2023, at the consummation of the Transaction, there were 500,000 shares of our Series A Preferred Stock issued and outstanding which have the equivalent of 10,000,000 votes and which vote with our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Transaction

The following table shows the beneficial ownership of our Common Stock just prior to December 29, 2023 held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our common stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of December 29, 2023, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. As of December 29, 2023, we had 109,138,049 shares of common stock issued and outstanding, and 500,000 shares of Series A Preferred Stock issued and outstanding, each of which convert into twenty shares of common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned

Rasmus Refer (1)	104,792,591	87.96%
All directors and executive officers as a group (1 person)	104,792,591	87.96%

Following the Consummation of the Transaction

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups after giving effect to the Transaction: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock immediately following the consummation of the Transaction; (ii) each of our executive officers and directors, and appointees thereof, immediately following the consummation of the Transaction; and (iii) all of our executive officers and directors, and appointees thereof, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of December 29, 2023, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. As of December 29, 2023, we had 109,138,049 shares of common stock issued and outstanding, and 500,000 shares of Series A Preferred Stock issued and outstanding, each of which convert into twenty shares of common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned

Brett Rosen (1)(2)	100,437,591	84.30%
CWR 1, LLC (1)(2)	100,437,591	84.30%
Daniel Gordon (2)(3)(4)	100,437,591	84.30%
Rasmus Refer	3,855,000	3.24%
All directors and executive officers as a group (1 person)	104,292,591	87.54%

(1)	Brett Rosen (a) is the President of CWR, (b) has certain equity participation rights and interests in affiliates of CWR and (c) disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)	Represents 90,437,591 shares of common stock and 10,000,000 shares of common stock underlying 500,000 Series A Preferred Stock owned by CWR.

(2)	CWR is an affiliate of Daniel Gordon and of GLD Partners, LP. (“GLDLP”)

(3)	Daniel Gordon is the majority shareholder of GLD Management, Inc., the general partner of GLDLP, affiliates of which own CWR, and, as such, may be deemed to beneficially own shares held directly by CWR.

DIRECTORS AND EXECUTIVE OFFICERS

Effective as of the closing of the Transaction, Mr. Refer resigned from all officer and employment positions with the Company and its subsidiaries and Mr. Rosen was appointed President, Chief Financial Officer, Secretary and Treasurer. In addition, Mr. Rosen was appointed as a director of the Company to fill the vacancy following the increase of the Board of Directors from one member to two members. Effective as of the expiration of the ten day period following the mailing of this information statement required by Rule 14f-1 under the Exchange Act, expected to be on or about February 5, 2024, Mr. Refer will resign as a director of the Company.

The following discussion sets forth the information regarding our executive officers and directors prior to the Transaction and our executive officers and directors following the completion of the Transaction.

Directors and Executive Officers—Before the Transaction

The following table and paragraphs provide information about each of our current directors and executive officers prior to the Transaction.

Name	Age	Position Held
Rasmus Refer	53	CEO, President, Treasurer, Secretary, Chairman and Director

Rasmus Refer, Chief Executive Officer, President, Treasurer, Secretary and Director. Mr. Refer joined the company as Chief Executive Officer on April 27, 2021 Mr. Refers’ main area of expertise is the computer and information technology field and he has spent this time focusing on developing Software as a Service (SaaS) for various companies, making it possible for him to establish one of the most comprehensive global business databases. He has spent the past 20 years as CEO, with focus of developing high-tech IT-technology systems. Prior to this focus was on running publishing companies. From 2012 to 2021, Mr. Refer was CEO and founder of Wikisoft Corp. (now named Quality Industrial Corp.) and Fastbase, Inc. both Nevada corporations. He remains CEO and director of Fastbase, Inc. Aside from that provided above, Mr. Rasmus does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Directors and Executive Officers—After the Transaction

The following table and paragraphs provide information about each of our directors and executive officers after the Transaction.

Name	Age	Position Held
Brett Rosen	41	President, Chief Financial Officer, Secretary, Treasurer and Director
Rasmus Refer(1)	53	Director

(1)	Mr. Refer shall resign as a director of the Company on the 10th day after the filing and transmission of this Information Statement.

Brett Rosen, President, Chief Financial Officer, Secretary, Treasurer and Director. Mr. Rosen is the President and a director of GLD RE, Ltd., an affiliate of GLD Partners, LP, a global alternative investment management firm (“GLD Partners, LP”), since March 2022, and is the President of CWR since April 2021. From April 2018 to March 2022, Mr. Rosen was Legal Counsel at GLD Partners, LP. Prior to that, from July 2012 to March 2018, he was associated with Winston & Strawn, LLP, the global law firm. The Company believes that Mr. Rosen is qualified to serve as a member of the Board of Directors due to his extensive business and legal experience, including experience from acting as a director of various portfolio companies of GLD Partners, LP.

Rasmus Refer, Director. Biographical Information regarding Mr. Refer is set forth above under “Directors and Executive Officers—Before the Transaction.”

There are no family relationships among any of our current officers and directors.

Certain Legal Proceedings Involving Directors or Executive Officers

To our knowledge, none of our directors or our officers (prior to or after the Transaction) have, during the last ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
●	been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship, which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;
●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);
●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
●	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);
●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or
●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, we do not have any independent directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based on our review of the copies of such forms received by us, and to the best of our knowledge, neither Mr. Refer nor Mr. Rosen, timely filed their Form 3 disclosing their initial beneficial ownership.

Audit Committee

The functions of the audit committee are to review the scope of the audit procedures employed by our independent auditors, to review with the independent auditors our accounting practices and policies and recommend to whom reports should be submitted, to review with the independent auditors their final audit reports, to review with our internal and independent auditors our overall accounting and financial controls, to be available to the independent auditors during the year for consultation, to approve the audit fee charged by the independent auditors, to report to the board of directors with respect to such matters and to recommend the selection of the independent auditors.

We do not currently have an Audit Committee. In the absence of a separate audit committee, our Board will function as the audit committee and performs the same functions of an audit committee.

The Board intends to form an audit committee and adopt a charter therefor.

Compensation Committee

The function of the compensation committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of our officers and to administer the grants under our stock option plan.

We do not currently have a Compensation Committee. In the absence of a separate compensation committee, our Board will functions as the compensation committee. Historically, the Company has never used a compensation consultant.

The Board intends to form a compensation committee and adopt a charter therefor.

Nominating Committee

The function of the nominating committee is to review and nominate individuals for the Board to appoint as directors of the Company.

We do not currently have a Nominating Committee. In the absence of a separate nominating committee, our Board will function as the nominating committee. The Board has not adopted a formal policy concerning the nomination of directors or consideration of director candidates recommended by our security holders. The Company will identified potential nominees from individuals known to its directors and officers who had knowledge and experience relevant to the Company’s business.

The Board intends to form a nominating committee and adopt a charter therefor.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the current needs of the Company. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This permits our Board the flexibility to establish the most appropriate structure for the Company as the need arises.

Our directors are involved in the general oversight of risks that could affect our Company and the iteration of our Board following the Transaction will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to:

TRUSTFEED CORP.

10940 Wilshire Boulevard, Suite 705

Los Angeles, CA

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

None of our directors or executive officers received any compensation for their services to the Company during the fiscal years ended December 31, 2023 and 2022.

Following the consummation of the Transaction, none of our directors or executive officers have received any compensation for their services to the Company; however, the Board reserves the right to compensate the members of the board and executive officers.

We have not implemented formal employment agreements with any of our executive officers or a stock option, performance or incentive plan.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

Fastbase, Inc., which is controlled by Mr. Refer, sold 90,437,591 shares of our common stock and 500,000 shares of our preferred stock to CWR for $350,000, leaving Mr. Refer with beneficial ownership of 3,855,000 shares of our common stock.

The president of CWR, the owner of 90,437,591 shares of our common stock and 500,000 shares of our preferred stock as of the closing of the Transaction, is Brett Rosen, our President, Chief Financial Officer, Secretary and Treasurer, and a director.

New management anticipates entering into a future transaction involving the Company, which could result in the acquisition of one or more businesses, companies or asset classes, including but not limited to intellectual property assets and that may currently be owned by affiliates of management. The Company’s new management will be evaluating the Company’s existing business as part of these possible future transactions.

Other than as set forth above, as of the consummation of the Transaction, there are no related party transactions between the Company and any of the newly appointed officers or directors that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Until we have a separate audit committee, our Board will review all related party transactions. In reviewing and approving related party transactions, the Board will consider, among other things, the relationship of the parties to the Board and the Company in determining that the terms of the related party transactions were consistent with an arms-length transaction and were in the best interests of the Company and our stockholders. In making this determination, the Board will consider the independence of the Company’s management and the Company’s counsel in negotiating the terms of the related party transactions, the overall independence of the Board in reviewing and approving the terms of the related party transactions, the conformity of the terms of the related party transactions with similar deals in the industry and the needs of the Company in relation to funding its ongoing operations. We do not have a written policy regarding specific standards for the consideration of related party transaction, but instead rely upon the expertise of our Board and each director’s independence in making a determination that is in the best interests of the Company and our stockholders. Subsequent to the Transaction, our Board intends to consider adopting such a policy.

LEGAL PROCEEDINGS

Neither we nor any of our officers, directors or holders of five percent or more of our common stock is a party to any pending legal proceedings and to the best of our knowledge, no such proceedings by or against us or our officers, or directors or holders of five percent or more of our common stock have been threatened or is pending.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTFEED CORP.
Dated: January 29, 2024
	By:	/s/ Brett Rosen
Brett Rosen
President, Chief Financial Officer, Secretary and Treasurer